SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934
(Amendment No. __)*

METLIFE, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
59156R108
(CUSIP Number)
November 1, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	59156R108	13G	Page	2	of	9

1	NAMES OF REPORTING PERSONS American International Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		None

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		78,239,712

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	8	SHARED DISPOSITIVE POWER

78,239,712

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

78,239,712

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	59156R108	13G	Page	3	of	9

1	NAMES OF REPORTING PERSONS ALICO Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		None

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		78,239,712

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	8	SHARED DISPOSITIVE POWER

78,239,712

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

78,239,712

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	59156R108	13G	Page	4	of	9
Item 1(a). Name of Issuer:
MetLife, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
200 Park Avenue
New York, NY 10166
Item 2(a). Name of Persons Filing:
This statement is being filed jointly by American International Group, Inc. and ALICO Holdings LLC.
Item 2(b). Address of Principal Business Office or, if none, Residence:
American International Group, Inc.
180 Maiden Lane
New York, New York 10038
ALICO Holdings LLC
180 Maiden Lane
New York, New York 10038
Item 2(c). Citizenship:
American International Group, Inc. is a Delaware corporation.
ALICO Holdings LLC is a Delaware limited liability company.
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.01 per share.
Item 2(e). CUSIP Number:
59156R108
Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.
(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.
(b) ☐ Bank as defined in section 3(a)(6) of the Exchange Act.
(c) ☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940.
(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

CUSIP No.	59156R108	13G	Page	5	of	9
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership.
ALICO Holdings LLC owns and has power to vote and dispose of 78,239,712 shares of Common Stock of MetLife, Inc., or 7.9% of the 985,254,724 shares of Common Stock that, based upon the Form 10-Q for the quarterly period ended September 30, 2010 filed with the Securities and Exchange Commission by MetLife, Inc., were outstanding on November 1, 2010. American International Group, Inc. has sole voting power to elect the managers of ALICO Holdings LLC, and accordingly has shared power to vote and dispose of any securities owned by ALICO Holdings LLC.
ALICO Holdings LLC also owns 6,857,000 shares of Series B Contingent Convertible Junior Participating Non-Cumulative Perpetual Preferred Stock of MetLife, Inc. which will automatically be converted into 68,570,000 shares of Common Stock of MetLife, Inc. on the third business day immediately after MetLife, Inc. receives all approvals of its stockholders necessary, pursuant to Section 312.03 of the New York Stock Exchange Listed Company Manual, to approve such conversion. MetLife, Inc. has agreed to hold a stockholders’ meeting by November 1, 2011 to vote on such approval. If such approval is obtained, ALICO Holdings LLC will own, together with the 78,239,712 shares it already owns, a total of 146,809,712 shares of Common Stock of MetLife, Inc., or 13.9% of the 1,053,552,720 shares that will then be outstanding, assuming no other shares are issued before such time.
The shares of Common Stock owned by ALICO Holdings LLC do not include shares of Common Stock that ALICO Holdings LLC is required to purchase pursuant to 40,000,000 Common Equity Units of MetLife, Inc. owned by ALICO Holdings LLC on three dates that are currently expected to be October 10, 2012, September 11, 2013 and October 7, 2014, but may be postponed under certain circumstances. The number of shares of Common Stock to be purchased pursuant to the Common Equity Units can vary from a minimum of 67,764,000 to a maximum of 84,696,000 shares of Common Stock, in the aggregate, depending on the market price of the Common Stock at the dates of purchase. Alternatively, ALICO Holdings LLC has the right to purchase 67,764,000 shares of Common Stock before October 10, 2012, provided that it has given MetLife, Inc. at least sixty-one days’ prior notice that it may exercise such right.
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Pursuant to the terms of an Agreement in Principle, dated September 30, 2010 (the Recapitalization Agreement in Principle), among American International Group, Inc. (AIG), the United States Department of the Treasury (the Department of the Treasury), the Federal Reserve Bank of New York (FRBNY) and the AIG Credit Facility Trust, and the FRBNY credit facility provided by the FRBNY under the Credit Agreement, dated as of September 22, 2008 (as amended, the FRBNY Credit Agreement), between AIG and the FRBNY, net cash proceeds from the sale of the securities covered by this Statement on Schedule 13G are expected to be used to repay amounts owing under the FRBNY Credit Agreement and otherwise to be paid to the holder of the preferred interests in ALICO Holdings LLC (currently the FRBNY; and, if the transactions contemplated by the Recapitalization Agreement in Principle are completed, the Department of the Treasury) to reduce the aggregate outstanding liquidation preference of those preferred interests.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable

CUSIP No.	59156R108	13G	Page	6	of	9
Item 8. Identification and Classification of Members of the Group.
Not applicable
Item 9. Notice of Dissolution of Group.
Not applicable
Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	59156R108	13G	Page	7	of	9
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2010	AMERICAN INTERNATIONAL GROUP, INC.
	By:	/s/ Kathleen E. Shannon
		Name:	Kathleen E. Shannon
		Title:	Senior Vice President and Deputy General Counsel

ALICO HOLDINGS LLC
By:	/s/ Alain Karaoglan
	Name:	Alain Karaoglan
	Title:	Manager

CUSIP No.	59156R108	13G	Page	8	of	9

Exhibit Index
Exhibit I	Joint Filing Agreement, dated November 8, 2010, between American International Group, Inc. and ALICO Holdings LLC.